

Mail Stop 3720

September 22, 2009

Mr. James E. Moylan, Jr.
Senior Vice President and Chief Financial Officer
Ciena Corporation
1201 Winterson Road
Linthicum, MD 21090-2205

> **Re: Ciena Corporation**
> **Form 10-K for the fiscal year ended October 31, 2008**
> **Filed December 23, 2008**
> **File No. 000-21969**

Dear Mr. Moylan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director